Laura E. Flores

Partner

+1.202.373.6101

laura.flores@morganlewis.com

VIA EDGAR

April 26, 2019

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Penn Series Funds, Inc.; File Nos. 2-77284 and 811-03459

Dear Ms. Dubey:

This letter responds to comments conveyed to us telephonically on March 26, 2019 relating to the Penn Series Funds, Inc. (the “Registrant”) Post-Effective Amendment No. 87 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 27, 2019, for the purpose of revising the principal investment strategy and principal risks of the High Yield Bond Fund, Flexibly Managed Fund, Large Core Value Fund, Index 500 Fund, Small Cap Index Fund, and Developed International Index Fund (each a “Fund” and collectively, the “Funds”). For ease of reference, we have set forth below each of your comments followed by the Registrant’s response to the comment. Unless otherwise noted, capitalized terms have the same meaning as contained in the prospectus (“Prospectus”) and Statement of Additional Information (“SAI”) included in the Registration Statement.

General

1.

Comment. Please update the Fund name associated with the EDGAR Series ID for each Fund to eliminate “Penn Series” as that naming convention is not consistent with the Fund naming convention used in the Funds’ registration statement. Alternatively, revise each Fund’s name as it appears in the registration statement.

Response. The Registrant confirms that the Fund name associated with the EDGAR Series ID for each Fund has been updated in the EDGAR database to eliminate the reference to “Penn Series.”

April 26, 2019

Prospectus

2.	Comment. Please revise the third sentence of the second paragraph of the disclosure included on the cover page of the Prospectus to remove the reference to “if offered.”

Response. The Registrant has revised the disclosure as requested.

3.

Comment. For each Fund with an “Acquired Fund Fees and Expenses” line item in its fee table, please consider disclosing the Fund’s investment in other investment companies in the Fund’s principal investment strategy and the corresponding risk as a principal risk of the Fund.

Response. The Registrant confirms that for each Fund that invests in other investment companies as part of its principal investment strategy, corresponding disclosure has been included in its principal investment strategy and risk sections.

4.

Comment. In the High Yield Bond Fund’s principal investment strategy discussion, please clarify whether the income-producing convertible securities referenced in the Fund’s 80% investment policy are below investment grade securities also.

Response. The Registrant has clarified the disclosure as requested.

5.

Comment. The SAI provides that each of the High Yield Bond Fund and the Flexibly Managed Fund has a fundamental policy to “normally concentrate 25% or more of its assets in the securities of the banking industry when the Fund’s position in issues maturing in one year or less equals 35% or more of the Fund’s total assets.” Please state in the “Principal Investment Strategy” section for each Fund that the Fund concentrates in the banking industry and include related principal risk disclosure.

Response.  The Registrant respectfully declines to add the requested disclosure because neither the High Yield Bond Fund nor the Flexibly Managed Fund is triggering the fundamental policy referenced. Specifically, the Registrant confirms that neither Fund invests 35% or more of its assets in issues maturing in one year or less, and neither Fund concentrates 25% or more of its assets in issuers in the banking industry as a result of its exposure to such issuers or otherwise. If either Fund were to trigger the referenced fundamental policy, the Fund would disclose its concentration in securities issued by issuers in the banking industry in the Prospectus.

6.	Comment. For each Fund, please consider disclosing its principal risks in order of importance rather than alphabetically.

Response. The Registrant acknowledges the Staff’s comment and will further consider how best to order the Funds’ principal risk disclosures in a future filing. In the interim, the Registrant has added disclosure to the introductory paragraph under “Principal Risks” to make clear that the principal risks described are not in any particular order.

7.

Comment. The Staff notes the inclusion of “Bank Loans Risk” as a principal risk of the High Yield Bond Fund. Please add a corresponding reference in the Fund’s “Principal Investment Strategy” section noting the Fund invests in bank loans.

Response.   The Registrant has revised the disclosure as requested.

April 26, 2019

8.

Comment. For each Fund that invests in loans as part of its principal investment strategy, please disclose if such loans include covenant-lite loans and if so, include related principal risk disclosure.

Response. The Registrant has revised the disclosure as requested.

9.

Comment. For each Fund that includes “Fixed Income Market Risk” as a principal risk of the Fund, please confirm that the risk disclosure remains accurate in light of the fact that quantitative easing has ended, or revised the disclosure as appropriate.

Response.   The Registrant has revised the disclosure as suggested.

10.

Comment. The Staff notes that the “Principal Investment Strategy” section for the High Yield Bond Fund references investments in emerging markets. Please either revise the “Foreign Investment Risk” discussion to include the risks associated with emerging markets or add a separate emerging markets risk to the “Principal Risks of Investing” section.

Response. The Registrant confirms that investments in emerging markets are not part of the Fund’s principal investment strategy and has revised the Fund’s “Principal Investment Strategy” section accordingly.

11.

Comment. For each Fund that invests in convertible securities, please confirm whether such securities are contingent convertibles (“CoCos”) and if they are, please disclose this fact in the Fund’s principal investment strategy discussion and the corresponding risks.

Response.   The Registrant confirms that none of the Funds invest in CoCos as part of their principal investment strategies.

12.

Comment. The Staff notes that the Flexibly Managed Fund references an investment in foreign securities in its principal investment strategy discussion. Please confirm whether “foreign securities” include emerging market securities. If so, please disclose this fact in the “Principal Investment Strategy” discussion and add corresponding principal risk disclosure.

Response. The Registrant confirms that the reference to “foreign securities” is not intended to include investment exposure to emerging market issuers, and that the Fund does not invest in emerging market securities to a principal extent.

13.

Comment. Please confirm all sector exposure-related references in the Funds’ principal investment strategies will be updated from prior years, and that to the extent a Fund is concentrated in any sector, the disclosure will disclose this fact.

Response. The Registrant confirms that such disclosure has been updated from prior years, and that to the extent a Fund’s investments are concentrated in any industry or group of industries, the Fund’s principal investment strategy will disclose this fact.

14.

Comment. The Flexibly Managed Fund’s “Principal Investment Strategy” discussion includes the sentence below. Please clarify what “requirement” is referenced and explain the meaning of the statement generally.

April 26, 2019

If a security is split rated (i.e., rated investment grade by at least one rating agency and non-investment grade by another rating agency), the higher rating will be used for purposes of this requirement.

Response. The Registrant has revised the Fund’s “Principal Investment Strategy” section to clarify that the “requirement” pertains to the Fund’s ability to invest up to 25% of its total assets in below-investment grade securities.

15.

Comment. In its “Principal Investment Strategy” section, please provide updated capitalization range amounts for the Large Core Value Fund. If the low-end of the range is in the millions, please explain how the range is consistent with the Fund’s large core value strategy.

Response. The Registrant has updated the Fund’s capitalization range in connection with the Fund’s 485(b) filing. As of March 31, 2019, the capitalization range of the Russell 1000® Value Index was $0.576 billion to $906.13 billion. The Registrant believes the Russell 1000® Value Index is an appropriate and accurate benchmark for the Fund and is consistent with its strategy. None of the Fund, its adviser or its sub-adviser have input into the composition of the Russell 1000® Value Index.

16.

Comment. For each Fund that invests in ETFs as part of its principal investment strategy, please confirm whether the Fund counts such investment toward its 80% investment requirement in connection with its Rule 35d-1 investment policy. If so, please disclose that the Adviser or Sub-Adviser will look through to the ETF’s underlying holdings in determining whether such holdings in fact satisfy the Fund’s 35d-1 80% investment policy.

Response. The Registrant confirms that each Fund that invests in ETFs as part of its principal investment strategy counts such investments towards its 80% investment requirement in connection with its Rule 35d-1 investment policy. While each sub-adviser does not look through to each ETF’s underlying holdings to determine their compliance with the Fund’s 35d-1 80% policy, they do consider an underlying ETF’s stated 35d-1 policy, the stated capitalization range, and other similar disclosed characteristics to determine that the investment is consistent with the Fund’s 80% 35d-1 policy. The Registrant will consider disclosing additional detail to this effect in the next regular amendment to its Registration Statement.

17.

Comment.  For each index Fund, please revise the Fund’s concentration policy to state that the Fund “will” concentrate in the issuers of securities to the same extent as its Index instead of “may” concentrate, which suggests freedom of action on the part of the Fund.  Please add an explanatory footnote to this effect for each Fund’s corresponding non-fundamental policy in the Funds’ SAI.

Response. We have revised the disclosure as requested.

18.	Comment. In the “Principal Investment Strategy” discussion of each index Fund, please disclose the frequency of index rebalances and reconstitutions.

Response.   We have revised the disclosure as requested.

April 26, 2019

19.

Comment.  Please revise the third sentence of the “Payments to Insurance Companies and Other Financial Intermediaries” disclosure on page 32 to disclose that payments may be made to other insurance companies also.

Response.   The Registrant confirms that no payments are made to other insurance companies and therefore has not revised the disclosure as requested.

20.

Comment. The Staff notes that for purposes of determining compliance with a Fund’s Rule 35d-1 80% investment policy, the Registrant’s Prospectus states that a Fund may value a derivative position by reference to either its market value or notional value, depending on the circumstances. The Staff believes derivative positions should be valued at market value only for these purposes. Please revise the disclosure accordingly.

Response. The Registrant has revised the disclosure accordingly.

21.

Comment.  With respect to the Funds’ disclosure under “Expenses and Expense Limitations” on page 51, please confirm and disclose that under the Funds [expense limitation agreement], waived fees and expenses can be recouped for a period of three years only, i.e., that the reference to three fiscal years is not longer than the equivalent three calendar years. Alternatively, the Registrant may conduct a FAS5 analysis and conclude recoupment is not probable. If conducting a FAS5 analysis, please also confirm the Registrant will provide its auditor with the FAS5 analysis.

Response. The Registrant confirms that fees and expenses can be recouped for a period of three years only. While the Registrant notes that the disclosure currently states that Penn Mutual and PMAM may seek reimbursement for previously waived or reimbursed amounts during a Fund’s preceding three fiscal years, the Registrant will consider clarifying the disclosure as requested.

22.

Comment.  Please confirm and disclose that the Registrant’s expense limitation arrangements provide that any amounts recaptured will be limited to the lesser of the expense cap that was in effect at the time the expense was waived and the expense cap in effect at the time of recapture.

Response.   The Registrant has confirmed that the expense limitation arrangements provide that any amounts recaptured will be limited to the lesser of the expense cap that was in effect at the time the expense was waived or the expense cap in effect at the time of recapture. The Registrant will augment the disclosure to reference these caps in connection with its next regular amendment to its Registration Statement.

23.	Comment. In the first sentence of the disclosure included in the “Purchasing and Selling Fund Shares” section on page 52, please clarify the meaning of the term “process.”

Response.   The Registrant has revised and clarified the disclosure as requested.

SAI

24.	Comment. Please identify any information incorporated by reference into the SAI on the cover page of the SAI.

Response.   The Registrant has revised the cover page accordingly.

April 26, 2019

25.

Comment.  With respect to the following disclosure included in the “Loan Participations and Assignments” section on page 17, please also disclose that the Funds will treat both the corporate borrower and the bank selling the participation interest as an issuer for purposes of its concentration policy.

Response.   The Registrant confirms that each Fund, as applicable, treats both the corporate borrower and the bank selling the participation interest as an issuer for purposes of its concentration policy.

26.

Comment.  For the Developed International Index and Small Cap Index, please clarify that each Fund’s fundamental policy regarding concentration to explain that the reference to “may purchase securities” means the Fund will concentrate to the same extent that its underlying index concentrates in an industry or group of industries.

Response.   We have revised the disclosure as requested.

27.	Comment. Please revise the “Portfolio Holdings Information” section on page 81 to reflect the modified submission deadlines for filing non-public monthly reports on Form N-PORT.

Response.   We have revised the disclosure as requested.

If you have any additional questions or comments, please do not hesitate to contact me 202.373.6101.

Sincerely yours,

/s/Laura E. Flores
Laura E. Flores

cc:
Philip K.W. Smith, Esq. Victoria Robinson